                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2006
                 -----------------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                 -----------------------------------------------

     Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Indicate by check mark whether registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

Attached hereto and incorporated by reference herein is a press release issued by G. Willi-Food International Ltd. ("Registrant") on August 16, 2006 with respect to its unaudited financial results for the quarter and six months ended
June 30, 2006.

This report on Form 6-K shall be deemed to be incorporated by reference in the
Registration Statement on Form F-3 (File No. 333-11848) of the Registrant.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  August 16, 2006

                                          By: /s/ Joseph Williger
                                          -----------------------
                                          Joseph Williger
                                          Chief Executive Officer
News

                                                           FOR IMMEDIATE RELEASE

            G. WILLI-FOOD REPORTS 376% INCREASE IN OPERATING INCOME,
               155% INCREASE IN INCOME BEFORE TAXES AND 117% NET
                     INCOME GROWTH FOR Q2 2006 OVER Q2 2005

YAVNE, ISRAEL - AUGUST 16, 2006 - G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILC) (the "COMPANY" or "WILLI FOOD"), one of Israel's largest food importers and a single-source supplier of one of the world's most extensive range of quality kosher food products, today announced its unaudited financial results for the quarter and six months ended June 30, 2006.

SECOND QUARTER 2006 FINANCIAL HIGHLIGHTS

     o    11% increase in revenues over second quarter 2005

     o    376% increase in operating income over second quarter 2005

     o    155% increase in income before taxes over second quarter 2005

     o    117% increase in net income over second quarter 2005

The Company's revenues for the second quarter of 2006 increased 11% to NIS 43.2 million (US $9.7 million) compared to revenues of NIS 39.0 million (US $8.8 million) in the second quarter of 2005. Gross profits increased 6% to NIS 11.4 million (US $2.6 million) compared to gross profits of NIS 10.8 million (US $2.4 million) in the second quarter of 2005.

Mr. Zwi Williger, President and COO of Willi-Food commented, "We are very excited about our strong results for the second quarter and first half of 2006.
We were able to achieve revenue growth through successfully launching new items into our product line, as well as increasing sales of existing products to new and existing customers. We expect to launch additional new product lines in the second half of 2006. Our strong financial results for the first six months of
2006 demonstrate Willi-Food's ability to capitalize on the growing interest of consumers in the kosher market."

Mr Williger noted that the Company has to date seen revenue growth in the third quarter, which is in part due to increased consumption relating to the recent conflict in Israel. He also remarked that Willi Food has donated more than NIS
150,000 (US $34,000) worth of food products as aid to those affected in the northern region of Israel.

Second quarter operating income increased 376% to NIS 3.8 million (US $0.9 million) compared to operating income of NIS 0.8 million (US $0.2 million) in the second quarter of 2005.

Second quarter 2006 income before taxes increased 155% to NIS 4.6 million (US
$1.0 million) compared to a income before taxes of NIS 1.8 million (US $0.4 million) recorded in the second quarter of 2005. Net income for second quarter increased 117% to NIS 2.6 million (US $0.6 million), or NIS 0.31 (US $0.07) per share compared to a net income of NIS 1.2 million (US $0.3 million), or NIS 0.14
(US $0.03) per share, recorded in the second quarter of 2005.

SIX-MONTH RESULTS

The Company's revenues for the six months ended June 30, 2006 increased 23% to
NIS 97.7 million (US $22.0 million) compared to revenues of NIS 79.5 million (US
$17.9 million) in the first half of 2005. Gross profits for the period increased
35% to NIS 25.8 million (US $5.8 million) compared to gross profits of NIS 19.2 million (US $4.3 million) in the six months ended June 30, 2005. First half gross margins improved to 26.4% compared to gross margins of 24.1% in the same period in 2005.

Operating income for the first half of 2006 increased 157% to NIS 8.3 million
(US $1.9 million) from NIS 3.2 million (US $0.7 million) reported in the comparable period of last year. 2006 first half operating income includes NIS
1.9 million (US $0.4 million) of expense that was recorded during the period for an advertising campaign and promotional activities to promote Willi-Food's brand name and products compared to NIS 0.4 million (US $0.1 million) in the first half of 2005 for promotional activities during that period. In addition, 2006 first half operating income includes a NIS 1.9 million (US $0.4 million)
one-time general and administrative expense due to a management bonus attributed to an unrealized capital gain resulting from the commencement of the trading of shares of the Company's majority-owned subsidiary, Gold Frost Ltd., on London's
AIM market on March 9, 2006.

First half 2006 income before taxes increased 520% to NIS 28.8 million (US $6.5 million) compared to a income before taxes of NIS 4.6 million (US $1.0 million)
recorded in the first half of 2005. Net income for the first half of 2006 increased 724% to NIS 25.3 million (US $5.7 million), or NIS 2.94 (US $0.66) per share compared to a net income of NIS 3.1 million (US $0.7 million), or NIS 0.36
(US $0.08) per share, recorded in the first half of 2005. Net income for first half of 2006 includes NIS 17.8 million (US $4.0 million) as a net one-time unrealized capital gain due to the public listing of the shares of Gold Frost
Ltd.

"The fundamentals of our business are strong," concluded Mr. Williger. "Our innovative approach to the rapidly expanding kosher food market continues to drive revenue and margin growth. In addition, we are executing our strategic plan to expand internationally. We look forward to the remainder of the year."

ABOUT G. WILLI-FOOD INTERNATIONAL, LTD.

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality kosher food products. It currently imports, markets and distributes more than
400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. The Company excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.
For more information, please visit the Company's website at
www.willi-food.co.il.

EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THE MATTERS SET FORTH IN
THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE DEPENDENT ON CERTAIN
RISKS AND UNCERTAINTIES, INCLUDING SUCH FACTORS, AMONG OTHERS, AS MARKET
ACCEPTANCE, MARKET DEMAND, PRICING, COMPETITION, CHANGING ECONOMIC CONDITIONS
AND OTHER RISK FACTORS DETAILED IN THE COMPANY'S SEC FILINGS.

NOTE A: CONVENIENCE TRANSLATION TO DOLLARS

The convenience translation of New Israeli Shekels (NIS) into U.S. dollars was made at the rate of exchange prevailing on June 30, 2006: U.S. $1.00 equals NIS
4.44. The translation was made solely for the convenience of the reader.

CONTACT:
G. Willi Food International Ltd.
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

IR CONTACT:
The Global Consulting Group
Christopher Chu
(646) 284-9426
cchu@hfgcg.com

                        G. WILLI-FOOD INTERNATIONAL LTD.

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                                 JUNE 30,   DECEMBER 31,   JUNE 30,   DECEMBER 31,
                                                 -------      -------      -------      -------
                                                 2 0 0 6      2 0 0 5     2 0 0 6 (*)  2 0 0 5 (*)
                                                 -------      -------      -------      -------
                                                         NIS                    US DOLLARS
                                                 --------------------      --------------------
                                                             I N   T H O U S A N D S
                                                 ----------------------------------------------
      ASSETS

CURRENT ASSETS

   Cash and cash equivalents                      66,452       30,431       14,967        6,854
   Marketable securities                           6,518        3,229        1,468          727
   Trade receivables                              49,125       48,396       11,063       10,900
   Receivables and other current assets            5,300        7,673        1,194        1,728
   Inventories                                    18,708       30,798        4,214        6,937
                                                 -------      -------      -------      -------
      TOTAL CURRENT ASSETS                       146,103      120,527       32,906       27,146
                                                 -------      -------      -------      -------

PROPERTY AND EQUIPMENT, NET                       24,542       16,657        5,527        3,752
                                                 -------      -------      -------      -------

OTHER ASSETS, NET                                     90           90           20           20
                                                 =======      =======      =======      =======
                                                 170,735      137,274       38,453       30,918
                                                 =======      =======      =======      =======

LIABILITIES AND SHAREHOLDERS'
        EQUITY

CURRENT LIABILITIES
   Payables:
      Trade payables                              18,050       19,938        4,065        4,491
      Related parties                              3,463        2,193          780          494
      Other and accrued expenses                   7,702       12,973        1,735        2,922
                                                 -------      -------      -------      -------
      TOTAL CURRENT LIABILITIES                   29,215       35,104        6,580        7,907

LONG TERM LIABILITIES
    Accrued severance pay                            299          299           67           67
                                                 -------      -------      -------      -------

MINORITY INTEREST                                 14,023            -        3,158            -
                                                 -------      -------      -------      -------

SHAREHOLDERS' EQUITY
      Ordinary shares NIS 0.10 par value
         (authorized - 50,000,000 shares,
         issued and outstanding - 8,615,000
         shares)                                     948          948          213          213
      Additional paid-in capital                  20,258       20,258        4,563        4,563
         Retained earnings                       105,992       80,665       23,872       18,168
                                                 -------      -------      -------      -------
                                                 127,198      101,871       28,648       22,944
                                                 =======      =======      =======      =======
                                                 170,735      137,274       38,453       30,918
                                                 =======      =======      =======      =======

(*)  Convenience translation into U.S. dollars.

                        G. WILLI-FOOD INTERNATIONAL LTD.

                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                          SIX MONTHS                  THREE MONTHS                   SIX MONTHS
                                   ------------------------      ------------------------      ------------------------
                                                       ENDED JUNE 30,                              ENDED JUNE 30,
                                   ------------------------------------------------------      ------------------------
                                    2 0 0 6        2 0 0 5        2 0 0 6        2 0 0 5      2 0 0 6 (*)    2 0 0 5 (*)
                                   ---------      ---------      ---------      ---------      ---------      ---------
                                                            NIS                                       US DOLLARS
                                   ------------------------------------------------------      ------------------------
                                                 I N   T H O U S A N D S (EXCEPT PER SHARE AND SHARE DATA)
                                   ------------------------------------------------------------------------------------

  Sales                               97,745         79,469         43,200         38,972         22,015         17,898

  Cost of sales                       71,910         60,294         31,783         28,187         16,196         13,579
                                   ---------      ---------      ---------      ---------      ---------      ---------

     GROSS PROFIT                     25,835         19,175         11,417         10,785          5,819          4,319
                                   ---------      ---------      ---------      ---------      ---------      ---------

  Selling expenses                     9,866          7,099          4,711          3,541          2,222          1,599

 General and
   administrative expenses             7,709          8,867          2,885          6,441          1,736          1,997
                                   ---------      ---------      ---------      ---------      ---------      ---------

     Total operating expenses         17,575         15,966          7,596          9,982          3,958          3,596
                                   ---------      ---------      ---------      ---------      ---------      ---------

     OPERATING INCOME                  8,260          3,209          3,821            803          1,861            723

 Financial income, net                 1,380          1,396            767            963            311            314

 Other income                         19,113             35              -             35          4,305              8
                                   ---------      ---------      ---------      ---------      ---------      ---------

  Income before taxes
     on income                        28,753          4,640          4,588          1,801          6,477          1,045

  Taxes on income                      2,687          1,568          1,218            585            605            353
                                   ---------      ---------      ---------      ---------      ---------      ---------

  Income after taxes
     on income                        26,066          3,072          3,370          1,216          5,872            692

  Minority interest                      735              -            735              -            166              -
                                   ---------      ---------      ---------      ---------      ---------      ---------

      NET INCOME                      25,331          3,072          2,635          1,216          5,706            692
                                   =========      =========      =========      =========      =========      =========

Earnings per share data:

Earnings  per share:

   Basic                                2.94           0.36           0.31           0.14           0.66           0.08
                                   =========      =========      =========      =========      =========      =========

   Diluted                              2.90           0.36           0.30           0.14           0.65           0.08
                                   =========      =========      =========      =========      =========      =========

Shares used in computing
basic and diluted earnings
per ordinary share:                8,615,000      8,615,000      8,615,000      8,615,000      8,615,000      8,615,000
                                   =========      =========      =========      =========      =========      =========

(*)  Convenience translation into U.S. dollars.